                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 11-K

(Mark One)

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1994

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


Commission file number :  00015580

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan
                             6700 West North Avenue
                            Chicago, Illinois 60635
                      (Full title and address of the plan)



                             St. Paul Bancorp, Inc.
                             6700 West North Avenue
                            Chicago, Illinois 60635
                       (Name and address of issuer of the
                     securities held pursuant to the plan)

                             Information Included


Report of Independent Auditors                                  1

Financial Statements

Statements of Assets Available for Plan Benefits                2

Statements of Changes in Assets Available for Benefits          3

Notes to Financial Statements                                   4

Supplemental Schedules

Schedule of Assets Held for Investment Purposes                10

Schedule of Reportable Transactions                            11


Exhibits:

        Exhibit 24 - Consent of Accountants

                              Financial Statements
                           and Supplemental Schedules

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                      Years ended December 31, 1994, 1993,
                  and 1992 with Report of Independent Auditors

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                            Financial Statements and
                             Supplemental Schedules


                 Years ended December 31, 1994, 1993, and 1992




                                    CONTENTS



Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1

Financial Statements

Statements of Assets Available for Plan Benefits  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Statements of Changes in Assets Available for Plan Benefits . . . . . . . . . . . . . . . . . . . . . . .  3
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4


Supplemental Schedules

Schedule of Assets Held for Investment Purposes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10
Schedule of Reportable Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11

 ERNST & YOUNG LLP          SEARS TOWER                      PHONE 312 879 2000
                            233 SOUTH WACKER DRIVE
                            CHICAGO, ILLINOIS 60606-6301


                         Report of Independent Auditors

The Trustees
St. Paul Federal Bank For Savings
Profit Sharing and Savings Plan

We have audited the accompanying statements of assets available for plan benefits of St. Paul Federal Bank For Savings Profit Sharing and Savings Plan as of December 31, 1994 and 1993, and the related statements of changes in assets available for plan benefits for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1994 and 1993, and the changes in its assets available for plan benefits for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1994, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 financial statements taken as a whole.

                                                           /s/ ERNST & YOUNG LLP



May 18, 1995

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                Statements of Assets Available for Plan Benefits


                                                                                   DECEMBER 31
                                                                             1994                  1993
                                                                         --------------------------------
      ASSETS
      Investments, at current value (Notes 1 and 3):
         Money market accounts                                             $     53,898      $      72,518
         Mutual funds                                                         9,172,777          9,382,112
         Common stock                                                        10,334,992         10,640,559
                                                                         ---------------------------------
      Total investments                                                      19,561,667         20,095,189

      Accrued interest and dividends receivable                                  52,464             44,195
      Broker receivable                                                          15,109                  0
                                                                        ----------------------------------
      Assets available for plan benefits                                   $ 19,629,240      $  20,139,384
                                                                        ==================================

      See accompanying notes.

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

          Statements of Changes in Assets Available for Plan Benefits.


                                                                    YEAR ENDED DECEMBER 31
                                                             1994            1993               1992
                                                          --------------------------------------------
    Additions (deductions):
      Income from investments:
         Money market accounts                            $      4,458    $     1,659       $  127,158
         Common stock                                          174,394        147,622          179,627
         Mutual funds                                          310,425        287,371          135,825
                                                           -------------------------------------------
                                                               489,277        436,652          442,610
      Contributions:
         St. Paul Federal Bank For Savings                      32,472         21,208           56,152
         Participants                                        1,573,920      1,769,850        1,144,883
                                                            ------------------------------------------
                                                             1,606,392      1,791,058        1,201,035
         Realized and unrealized appreciation
            (depreciation) in fair value
            of investments                                  (1,143,126)     2,348,241        4,437,051
         Distributions                                      (1,462,687)      (331,639)      (1,063,488)
                                                           -------------------------------------------
      Net increase (decrease)                                 (510,144)     4,244,312        5,017,208
      Assets available for plan benefits at
         beginning of year                                  20,139,384     15,895,072       10,877,864
                                                           -------------------------------------------
      Assets available for plan benefits at
         end of  year                                      $19,629,240    $20,139,384      $15,895,072
                                                           ===========================================

  See accompanying notes.

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                         Notes to Financial Statements

                               December 31, 1994

1. ACCOUNTING POLICIES

Investments are stated at current value. Investments traded on security exchanges are valued at the last reported sales price on the last business day of the calendar year. Other investments are valued based on quotations from independent brokers.

The change between current value at the end of the year and current value at the beginning of the year or cost, if the investment was acquired during the year, is reflected as net unrealized appreciation or depreciation in current value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Sales are recorded using the FIFO method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


2. DESCRIPTION OF PLAN

St. Paul Federal Bank For Savings Profit Sharing and Savings Plan (the Plan) is a defined-contribution profit-sharing plan for eligible employees of St. Paul Federal Bank For Savings (the Bank) and its affiliates. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to qualify as a profit-sharing and savings plan, as described in section 401 of the Internal Revenue Code, as amended by the Tax Reform Act of 1986.

Any employee who has completed one year of service, as defined in the Plan, is eligible to participate. An employee must file a written notice of election with the trustees together with an authorization for the participant deductions. A participant must deposit at least 2% of annual compensation and may deposit up to 15% of their annual compensation. Employees are permitted from time to time to change their level of contributions within this range. The Board of Directors of St. Paul Bancorp, Inc. (the Company), the holding company of the Bank, may authorize the Bank to subsidize the purchase of Company stock by the Plan. Such authorizations are restricted in that they must comply with applicable laws and regulations.

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                   Notes to Financial Statements (continued)

2. DESCRIPTION OF PLAN (CONTINUED)

Prior to July 17, 1992, the Plan was divided into two "Investment Funds," one of which was intended to be invested exclusively in shares of common stock of the Company and the other of which was intended to be invested in any investments selected by Plan trustees. On July 17, 1992, the latter Fund was dissolved, and four new Investment Funds were formed: the Money Market Fund, the U.S. Government Bond Fund, the Equity Fund, and the Small Capitalization Equity Fund. Participants are periodically permitted to direct the trustees as to respective percentages of participant account balances and contributions to be invested in each Investment Fund.

As provided for in the Plan documents, contributions have been deposited in a trust fund administered by First Trust Illinois, as trustee.

The balance of a participant's account that represents contributions made by the participant is fully vested and can be withdrawn under certain conditions after one year of participation.

Distributions from the Plan may be received upon termination of service in the form of a lump-sum distribution. The Plan also allows for withdrawals under certain hardship circumstances in accordance with the Internal Revenue Code.

The foregoing description of the Plan provides only general information. Further details of the Plan are contained in the Summary Plan Description.

3. INVESTMENTS

The following table summarizes realized and unrealized appreciation (depreciation) in fair value of investments for the years ended December 31:

                                                                  1994             1993           1992
                                                          ------------------------------------------------
Common stocks                                                $  (707,423)       $1,883,388       $4,179,553
Mutual funds                                                    (435,703)          464,853          217,414
U.S. Government and Agency obligations                                 -                 -           16,003
Municipal bonds                                                        -                 -            7,525
Bank and corporate notes                                               -                 -           16,556
                                                         --------------------------------------------------
                                                             $(1,143,126)       $2,348,241       $4,437,051
                                                         ==================================================

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                   Notes to Financial Statements (continued)

3. INVESTMENTS (CONTINUED)

The current value of individual investments that represent 5% or more of the Plan's assets is as follows:

                                                                                                   1994
                                                                                           ---------------
St. Paul Bancorp, Inc. common stock                                                            $10,334,992
Vanguard Money Market Reserves Income Prime Portfolio Fund                                       2,941,796
Federated Income Trust                                                                           1,764,239
Montgomery Funds Small Capitalization Fund                                                       2,189,824
Vanguard Index Trust 500 Portfolio                                                               2,276,918

4. TRANSACTIONS WITH PARTIES IN INTEREST

The following summarizes the account balances and results of transactions of the Plan with the Bank and the Company.

                                                                             AS OF OR FOR THE YEAR
                                                                               ENDED DECEMBER 31
                                                                    1994             1993              1992
                                                            -------------------------------------------------
St. Paul Bancorp, Inc. common stock                         $10,334,992        $10,640,559      $8,298,814
Dividend income                                                 174,394            147,622         169,256
Contributions to the Profit Sharing and
  Savings Plan from the Bank                                     32,472             21,208          56,152

Administrative expenses of the Plan are paid by the Bank. Effective January 1, 1995, administrative expenses of the Plan will be paid by the Plan.

5. INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under section 401 (a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                      St. Paul Federal Bank For Savings
                       Profit Sharing and Savings Plan

                  Notes to Financial Statements (continued)


6.  ALLOCATION OF ASSETS AVAILABLE FOR PLAN BENEFITS

The Plan's net assets are allocated among Investment Funds as follows:

                                              St. Paul     Money        U.S.                   Small
                                            Bancorp Inc.   Market    Government   Equity   Capitalization
                                             Stock Fund     Fund     Bond Fund     Fund      Equity Fund   Total
                                            -----------------------------------------------------------------------
Money market accounts                           $26,839      $8,612     $11,683     $15,018     $10,366     $72,518
Mutual funds                                         --   2,936,707   2,221,283   2,066,144   2,157,978   9,382,112
Common stock                                 10,640,559          --          --          --          --  10,640,559
Accrued interest and dividends
receivable                                           39       7,532      14,459      22,162           3      44,195
                                            -----------------------------------------------------------------------
Balance at December 31, 1993                $10,667,437  $2,952,851  $2,247,425  $2,103,324  $2,168,347 $20,139,384
                                            =======================================================================

Money market accounts                           $27,420          --      $5,888     $11,109      $9,481     $53,898
Mutual funds                                         --  $2,941,796   1,764,239   2,276,918   2,189,824   9,172,777
Common stock                                 10,334,992          --          --          --          --  10,334,992
Accrued interest and dividends
receivable                                          159      13,548      11,724      27,025           8      52,464
Broker receivable                                    --          --       8,750       6,359          --      15,109
                                            -----------------------------------------------------------------------
Balance at December 31, 1994                $10,362,571  $2,955,344  $1,790,601  $2,321,411  $2,199,313 $19,629,240
                                            =======================================================================

                      St. Paul Federal Bank For Savings
                       Profit Sharing and Savings Plan


                  Notes to Financial Statements (continued)

6. ALLOCATION OF ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)

The Plan's transactions are allocated among Investment Funds as follows:



                                                         St. Paul        Money        U.S.                    Small
                                          General      Bancorp Inc.     Market     Government    Equity   Capitalization
                                           Fund         Stock Fund       Fund      Bond Fund      Fund     Equity Fund     Total
                                      ----------------------------------------------------------------------------------------------
Balance at January 1, 1992              $4,490,556     $6,387,308            -             -          -             -   $10,877,864

Income from investments                    135,576        170,977      $44,038       $65,849    $26,155           $15       442,610
Contributions                              314,892        561,518       98,754        71,333     84,333        70,205     1,201,035
Realized and unrealized appreciation
 (depreciation) in fair value of
 investments                               (48,003)     4,267,719            -       (40,265)    52,649       204,951     4,437,051
Distributions                             (187,618)      (546,726)    (212,296)      (68,917)   (23,232)      (24,699)   (1,063,488)
Fund transfers                          (4,705,403)    (2,540,770)   3,036,081     2,000,153  1,259,578       950,361             -
                                      ----------------------------------------------------------------------------------------------
Balance at December 31, 1992                     -      8,300,026    2,966,577     2,028,153  1,399,483     1,200,833    15,895,072

Income from investments                          -        148,941       85,626       151,483     50,521            81       436,652
Contributions                                    -        615,816      251,683       278,337    335,942       309,280     1,791,058
Realized and unrealized appreciation
 (depreciation) in fair value of
 investments                                     -      1,883,388            -       (33,544)   115,803       382,594     2,348,241
Distributions                                    -       (130,718)     (61,255)      (30,900)   (50,169)      (58,597)     (331,639)
Fund transfers                                   -       (150,016)    (289,780)     (146,104)   251,744       334,156             -
                                      ----------------------------------------------------------------------------------------------
Balance at December 31, 1993                     -     10,667,437    2,952,851     2,247,425  2,103,324     2,168,347    20,139,384

Income from investments                          -        177,697      115,665       135,295     60,131           489       489,277
Contributions                                    -        705,304      205,476       154,784    261,362       279,466     1,606,392
Realized and unrealized appreciation
 (depreciation) in fair value of
 investments                                     -       (707,423)           -      (171,513)   (37,451)     (226,739)   (1,143,126)
Distributions                                    -       (793,199)    (430,292)     (111,745)   (76,773)      (50,678)   (1,462,687)
Fund transfers                                   -        312,755      111,643      (463,645)    10,819        28,428             -
                                      ----------------------------------------------------------------------------------------------
Balance at December 31, 1994                     -    $10,362,571   $2,955,343    $1,790,601 $2,321,412    $2,199,313   $19,629,240
                                      ==============================================================================================


                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                   Notes to Financial Statements (continued)


7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of assets available for plan benefits per the financial statements to the Form 5500:

                                                                                        DECEMBER 31
                                                                                  1994                1993
                                                                          ---------------------------------
Assets available for plan benefits per the
  financial statements                                                    $19,629,240          $20,139,384
Amounts allocated to withdrawn participants                                  (341,952)            (113,387)
                                                                          --------------------------------
Net assets available for plan
  benefits per the Form 5500                                              $19,287,288          $20,025,997
                                                                          ================================


The following is a reconciliation of benefits paid per the financial statements to the Form 5500:

                                                                       YEAR ENDED DECEMBER 31
                                                              1994              1993            1992
                                                        -------------------------------------------------
Distributions per the financial statements                  $1,462,687          $331,639      $1,063,488
Add: Amounts allocated to withdrawn
 participants                                                  341,952           113,387          14,073
Less: Amounts allocated to withdrawn
 participants in prior year                                   (113,387)          (14,073)       (171,236)
                                                         -----------------------------------------------
  Distributions per the Form 5500                           $1,691,252         $ 430,953      $  906,325
                                                         ===============================================

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid.

                             Supplemental Schedules

                       St. Paul Federal Bank For Savings
                        Profit Sharing and Savings Plan

                Schedule of Assets Held for Investment Purposes

                               December 31, 1994

                                                   DESCRIPTION OF
                                                     INVESTMENT,
                                                      INCLUDING
                                                   MATURITY DATE,
                                                   RATE OF INTEREST,
IDENTITY OF ISSUE, BORROWER,                      PAR, OR MATURITY                           CURRENT
LESSOR, OR SIMILAR PARTY                                  VALUE                COST           VALUE
- -------------------------------------------------------------------------------------------------------
Money market accounts:
  First Trust Time Open                           53,898 units,
    Deposit                                         variable rate         $     53,898        $   53,898
                                                                          ------------------------------
Total money market account                                                $     53,898        $   53,898

Mutual funds:
  Vanguard Money Market
    Reserves Income Prime
    Portfolio                                    2,941,796 shares              2,941,796       2,941,796
  Federated Income Trust                           183,775 shares              1,965,282       1,764,239
  Vanguard Index Trust 500
    Portfolio                                       52,991 shares              2,162,192       2,276,918
  Montgomery Funds Small
    Capitalization Fund                            146,379 shares              2,158,488       2,189,824
                                                                            ----------------------------
Total mutual funds                                                             9,227,758       9,172,777

Common stock:
  St. Paul Bancorp, Inc.                           590,571 shares              5,514,207      10,334,992
                                                                            ----------------------------
Total common stock                                                             5,514,207      10,334,992
                                                                            ----------------------------
Total investments                                                            $14,795,863     $19,561,667
                                                                            ============================

                      St. Paul Federal Bank For Savings
                       Profit Sharing and Savings Plan

                     Schedule of Reportable Transactions

                         Year ended December 31, 1994


[CAPTION]

                                                                                                          CURRENT
                                                                             MATURITY                     VALUE OF
                                                                             PROCEEDS/                    ASSET ON
                            DESCRIPTION OF ASSET, INCLUDING    PURCHASE      SELLING      COST OF        TRANSACTION        GAIN
IDENTITY OF PARTY INVOLVED    INTEREST RATE AND MATURITY         PRICE        PRICE        ASSET           DATE            (LOSS)
- ------------------------------------------------------------------------------------------------------------------------------------

Category (iii) - A series of transactions with respect to securities of the same issue which amount in the aggregate to more than 5%
of the total Plan assets
- ----------------------------------------------------------------------------------------------------------------------
First Trust Illinois         Federated Government Obligations
                             Fund, variable rate:
                               204 purchases                     $3,028,718     $        -   $3,028,718      $3,028,718    $      -

                               149 sales                                  -      3,046,007    3,046,007       3,046,007           -


First Trust Illinois         St. Paul Bancorp Stock Fund
                               22 purchases                      $1,097,199     $        -   $1,097,199      $1,097,199    $      -

                                7 sales                                   -        645,376      283,526         645,376     361,850



There were no category (i), (ii), or (iv) transactions reportable during the year.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                  ST. PAUL FEDERAL BANK FOR SAVINGS
                                  PROFIT SHARING AND SAVINGS PLAN

Date:  June 29, 1995              By:  /s/  Joseph C. Scully
                                     ------------------------------------
                                              Joseph C. Scully
                                           Chairman of the Board of
                                         Directors of St. Paul Federal
                                         Bank For Savings and Member of
                                          the Administrative Committee

                                 EXHIBIT INDEX

Exhibit
Number                    Description                                                Page
- ------                    -----------                                                ----
   24                     Consent of Independent Auditors
